Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus

Supplement, dated August 9, 2017

to Prospectus, dated March 29, 2016

Registration No. 333-210454

Invesco Mortgage Capital Inc.

7.50% Fixed-to-Floating Series C Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 Per Share)

Final Pricing Term Sheet

August 9, 2017

Issuer:	Invesco Mortgage Capital Inc.

Securities Offered:	7.50% Fixed-to-Floating Series C Cumulative Redeemable Preferred Stock (the “Series C Preferred Stock”)

Shares Offered:	10,000,000 shares

Over-Allotment Option:	1,500,000 shares

Trade Date:	August 9, 2017

Settlement and Delivery Date:	August 16, 2017 (T+5)

Public Offering Price:	$25.00 liquidation preference per share; $25.00 in aggregate liquidation preference (assuming the over-allotment option is not exercised)

Underwriting Discount:	$0.7875 per share; $7,875,000 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses:	$24.2125 per share; $242,125,000 total (assuming the over-allotment option is not exercised)

Dividend Rate:

From the date of issuance to, but not including, September 27, 2027: 7.50% per annum of the $25.00 liquidation preference ($1.875 per annum per share)

From September 27, 2027 and thereafter: A floating rate equal to three-month LIBOR (as defined in the Preliminary Prospectus Supplement) as calculated on each applicable date of determination (as defined in the Preliminary Prospectus Supplement) plus a spread of 5.289% per annum based on the $25.00 liquidation preference.

Dividend Payment Date:

The 27th day of each March, June, September and December (or if any dividend payment date is not a business day, the next succeeding business day), commencing on December 27, 2017.

The first dividend on the Series C Preferred Stock sold in this offering will be payable on December 27, 2017 and will be for more than a full quarter, covering the period from the date of issuance to, but not including, December 27, 2017, or $0.68229 per share.

Dividend Record Date:	The fifth day of the calendar month, whether or not a business day, in which the applicable dividend payment date falls; the first dividend record date will be December 5, 2017.

Liquidation Preference:	$25.00 per share

Optional Redemption:	Not redeemable prior to September 27, 2027, except under circumstances intended to preserve the Issuer’s qualification as a REIT for federal income tax purposes or as otherwise described in the Preliminary Prospectus Supplement. On and after September 27, 2027, the Issuer may, at its option, redeem the Series C Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date fixed for redemption.

Conversion Rights:

Share Cap: 2.94118

Exchange Cap: Subject to certain adjustments, the aggregate number of shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable or deliverable, as applicable, in connection with the exercise of a Change of Control Conversion Right will not exceed the product of the Share Cap times the aggregate number of shares of the Series C Preferred Stock issued and outstanding at the Change of Control Conversion Date (or equivalent Alternative Conversion Consideration, as applicable).

Proposed NYSE Listing Symbol:	IVR PrC

CUSIP:	46131B 506

ISIN:	US46131B5066

Joint Lead Book-Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC J.P. Morgan Securities LLC

The Issuer has filed a registration statement on Form S-3ASR (Registration No. 333-210454), including a base prospectus dated March 29, 2016 and a preliminary prospectus supplement, dated August 9, 2017, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Morgan Stanley & Co. LLC toll-free at (800) 584-6837 or by email at prospectus@morganstanley.com; Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322; UBS Securities LLC toll-free at (888) 827-7275; or J.P. Morgan Securities LLC toll-free at (212) 834-4533.